Exhibit 4.15

CONSULTING SERVICES AGREEMENT

THIS AGREEMENT (“Agreement”) is made as of the 15th day of May, 2007 between:

SIROCCO ADVISORY SERVICES LIMITED, a British Columbia Company whose principal place of business is 2456 Hudson Court, West Vancouver, BC  V7S 3J2

("Consultant”);

and

VANNESSA VENTURES LTD., a British Columbia company with an office at Suite 220, 1010-1st Street S.W., Calgary, Alberta T2R 1K4

(“Vannessa”)

WHEREAS

A.

Consultant is a management consultant company;

B.

Consultant and Vannessa wish to formalize in writing their understanding in connection with the scope of services provided by Consultant and the obligations of Vannessa in respect of such services.

FOR GOOD AND VALUABLE CONSIDERATION, the receipt and sufficiency of which is acknowledged, the parties agree as follows:

1.

SERVICES

1.1.

Consultant agrees to provide Vannessa with the services set out in Schedule 1 (the "Services") to this Agreement.

1.2.

Consultant designates Steven Dean as the key person in charge of providing the Services to Vannessa (the "Key Advisor").  Consultant agrees not to change or remove the Key Advisor without Vannessa’s prior written consent.

2.

TERM AND TERMINATION OF AGREEMENT; DEFAULT

2.1.

The term of this Agreement (the "Term") will be indefinite, commencing as of the date of this Agreement, until terminated as provided below.  Consultant may terminate this Agreement by giving notice to Vannessa at least three (3) months prior to the termination date.

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2.2.

This Agreement may be terminated by Vannessa immediately upon the death of the Key Advisor and immediately by notice in writing to Consultant for Cause; provided that if terminated for death or for Cause, Consultant will be entitled to the prorated portion of its Fee through the date of termination and reimbursement for expenses properly incurred prior to the date of termination plus the prorated portion of its Fee for an additional period of one (1) month, payable in accordance with Vannessa’s policies then in effect.  “Cause” will exist if:

2.2.1.

Consultant commits a breach of any of the material provisions contained in this Agreement;

2.2.2.

Consultant is guilty of any misconduct or neglect in the discharge of its duties pursuant to this Agreement;

2.2.3.

Consultant becomes bankrupt or makes any arrangements or assignments with its creditors; or

2.2.4.

Consultant or the Key Advisor is convicted of any criminal offence or misdemeanor involving moral turpitude.

2.3.

This Agreement may be terminated by Vannessa with six (6) months notice in any other circumstance.  After notice Vannessa may, at its option, discontinue all or any portion of Consultant's duties, but will continue to pay the Fee during the notice period; thereafter Vannessa will have no further obligations to Consultant.

2.4.

If within ninety (90) days following any Change of Control of Vannessa, Consultant is terminated without Cause by the surviving corporation or voluntarily resigns for Good Reason, Consultant will have the right, within sixty (60) days from the effective date of such termination or resignation, to terminate this Agreement (other than this Section ), whereupon the surviving corporation will, within ten (10) business days from such notice, pay to Consultant an amount of money equal to six (6) months payment of the Fee then in effect.   If Consultant is offered a reasonably equivalent position with the surviving corporation and does not accept such position, no payment will be due under this Section 2.4.

2.4.1.

For purposes of this Section 2.4, “Good Reason” will mean (1) a reduction in Consultant’s Fee payable under this Agreement, (2) a material reduction in Consultant’s responsibilities or duties or (3) a requirement that Consultant relocate its residence from its present location.

2.5.

For purposes of this Agreement, a Change of Control will be evidenced by the election or appointment of a majority of new directors of Vannessa or the acquisition by any person or by any person and such person's associates or related bodies corporate, as such terms are defined in the British Columbia Securities Act, and whether directly or indirectly, of shares of Vannessa which,

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when added to all other shares of Vannessa at the time held by such person and such person's associates and related bodies corporate, totals for the first time, fifty (50%) percent or more of the outstanding shares of Vannessa, excluding Exploram Enterprises Ltd. or related companies.

3.

INDEPENDENT CONTRACTOR STATUS AND INDEMNITY

3.1.

The parties agree that Consultant is an independent contractor.  Neither Consultant nor any of Consultant's employees will be Vannessa’s agent or employee for any purpose. Neither Consultant nor any of Consultant's employees will have any power or authority to bind Vannessa or any of its affiliates to any third party.

3.2.

Consultant represents, warrants, and agrees that it will be solely liable for all taxes, withholdings, and other charges of any nature whatsoever that may be applicable to the payment of the Fee, whether current or deferred.  Further, Consultant will indemnify Vannessa against, and hold Vannessa harmless from, any such taxes, withholdings, or other charges for which Vannessa may be determined to be liable, including interest on and penalties relating to any of them.

3.3.

This Agreement does not constitute a partnership between Vannessa and Consultant and nothing in this Agreement will be construed to make the parties partners, joint venturers, representatives or agents of each other, nor will either party so represent to any third person.

3.4.

Consultant will be liable for and will indemnify and hold harmless Vannessa from and against any and all liabilities, losses, claims, demands, actions, judgment, costs and expenses, including but not limited to, attorney’s fees, arising out of: a) any breach by Consultant of its labor, social security, tax or contractual obligations relating to any employees or sub-consultants performing the Services including, without limitation, the Key Advisor, and b) any negligent acts or violation of the law by its employees or sub-consultants while performing the Services.

3.5.

Vannessa is aware that Consultant has now and will continue to have financial interests in other companies and properties and Vannessa recognizes that these companies and properties will require a certain portion of Consultant's time.  Vannessa agrees that Consultant may continue to devote time to such outside interests, PROVIDED THAT such interests do not conflict with, in any way, the time required for Consultant to perform the Services, or create a conflict of interest in connection with the Consultant’s Services hereunder.

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4.

UNDERTAKINGS OF CONSULTANT

4.1.

Consultant undertakes:

4.1.1.

to provide the Services to Vannessa principally through the Key Advisor in a competent and professional manner, in accordance with the responsibilities set forth in Schedule 1;

4.1.2.

to comply with all applicable rules, laws, and regulations;

4.1.3.

not to use Vannessa’s name, or any adaptation or variation of such name, in any way whatsoever, except as expressly authorized under this Agreement or by an authorized representative of Vannessa.

5.

FEE

5.1.

Consultant will be paid a monthly fee (the "Fee") of $10,000, plus GST, with the total payable on or before the 15th day of the calendar month during the month the Services are rendered, against invoices for the Services actually performed by Consultant pursuant to this Agreement.  Upon the expiration of one year following the date of this Agreement and each year thereafter that this Agreement may continue, the Board of Directors of Vannessa will review the Fee , giving consideration to the financial position of Vannessa and the scope of its activities.

5.2.

Consultant acknowledges and agrees that Vannessa may directly or indirectly withhold from any payments under this Agreement all applicable taxes, if any, that may be required pursuant to any law or governmental regulation.

5.3.

This Consulting Services Agreement, while in effect,  and also while Steven Dean is a member of the Board of Directors of Vannessa, will result in no Directors fees being paid to Steven Dean .  Steven Dean will be eligible for receiving options, under Vannessa’s option plan, in recognition of his services to Vannessa as a Director.

6.

REPRESENTATIONS AND WARRANTIES

6.1.

Each party represents and warrants that (i) upon execution this Agreement will be valid, binding and enforceable; (ii) it has all licenses required to conduct its business as it is currently conducted; and (iii) it is complying with all applicable legal requirements in each of the jurisdictions where it is currently conducting business.

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6.2.

Each party represents and warrants that there is no provision of any agreement to which it is a party or pre-existing business arrangement which restricts the execution, delivery and performance by it of this Agreement.

7.

CONFIDENTIALITY

7.1.

As used below, the term “Confidential Information” will mean any and all information (whether written, verbal, or otherwise) directly or indirectly disclosed by Vannessa to Consultant, or that Consultant has received due to this Agreement including, without limitation, any information from Vannessa or any of Vannessa's affiliates. This Agreement, together with the services and documentation generated pursuant to this Agreement, will be deemed “Confidential Information”.

7.2.

The term “Confidential Information” will not include any information (a) which was or becomes generally available to the public through no wrongful act of Consultant; or (b) that either party lawfully possessed or was aware of (without a duty of confidentiality to the other party or its related entities) prior to the time that such information was provided or made available to it by the other party.

7.3.

Consultant and its employees and sub-consultants will hold and maintain in strictest confidence all Confidential Information. Consultant will take all measures necessary or appropriate to protect and preserve the confidentiality and proprietary nature of the Confidential Information.

7.4.

The duties of confidentiality herein will survive the termination of this Agreement for a period of two years.

7.5.

The parties agree that any violation of the duties of confidentiality contained herein will be considered as a material breach of the Agreement.

8.

CORPORATE IDENTITY

8.1.

Consultant will not use the name, proprietary trademarks and/or logo of Vannessa without Vannessa’s prior written consent.  If consent has been given, then the use will be strictly in accordance with Vannessa's instructions and will be discontinued immediately upon termination of this Agreement for whatever reason.

9.

INTELLECTUAL PROPERTY

Consultant acknowledges that Vannessa will have exclusive, unlimited ownership rights to all works, materials, information and deliverables developed or prepared for Vannessa in connection with this Agreement.

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Consultant will not disclose any such works, materials, information or deliverables to any person or entity without the prior written consent of Vannessa.  All of the foregoing will be deemed to be work made for hire and made in the course of providing the services hereunder and will belong exclusively to Vannessa, with Vannessa having the sole right to obtain, hold and renew, in its own name and/or for its own benefit, patents, copyrights, registrations and/or other appropriate protection, to the maximum extent permitted by law.  To the extent that exclusive title and/or ownership rights may not originally vest in Vannessa as contemplated hereunder, Consultant hereby irrevocably assigns, transfers and conveys to Vannessa all right, title and interest therein.  Consultant will give Vannessa all reasonable assistance and execute all documents necessary to assist and/or enable Vannessa to perfect, preserve, register and/or record its rights in any such work, materials, information and/or deliverables.

10.

EXPENSES UNDER THE AGREEMENT

10.1.

Vannessa will reimburse and/or pay Consultant for all reasonable out-of-pocket expenses actually incurred in fulfillment of its obligations pursuant to this Agreement, including travel and lodging costs.

10.2.

All payments for services made in accordance with this clause will be made against presentment and delivery by Consultant of the corresponding invoice or document evidencing the expenses reasonably and properly incurred by Consultant.

11.

ASSIGNMENT

11.1.

Neither party may assign this Agreement or otherwise transfer or subcontract any of its rights and/or obligations without prior written consent of the other party.

12.

AMENDMENT

12.1.

No amendments, modifications or waivers of this Agreement or any of its provisions will be binding upon either party unless made in writing and signed by both parties.

13.

ENTIRE AGREEMENT

13.1.

This Agreement constitutes the entire agreement between the parties and supersedes all previous agreements, promises, proposals, representations, understandings, and negotiations whether written or oral, between the parties respecting the subject matter hereof.

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14.

COUNTERPARTS CLAUSE

14.1.

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original, but all of which together will constitute one and the same instrument.

15.

NOTICES

15.1.

Any communications or notices pursuant to this Agreement will be sent by prepaid registered or recorded delivery mail, or by fax, to the respective addresses indicated below or to such other address notified to the other in writing.

If to Vannessa: Vannessa Ventures Ltd. Suite 220, 1010-1st Street S.W., Calgary, AB T2R 1K4 Attn: President Tel: (403) 444-5191 Fax: (403) 444-5190	If to Consultant: Sirocco Advisory Services Limited 2456 Hudson Court West Vancouver, BC V7S 3J2 Attn: Steven Dean Tel: (604) 681-2802 Fax: (604) 682-2802

16.

GOVERNING LAW AND JURISDICTION

16.1.

This Agreement will be governed by and construed in accordance with the laws of British Columbia (the "Jurisdiction").

16.2.

The parties agree that all legal actions or proceedings arising out of or in connection with this Agreement must be brought in the Jurisdiction, and each party irrevocably submits to the jurisdiction of such location.

IN WITNESS WHEREOF, the parties, each acting under due and proper authority, have duly executed this Agreement as of the day and year first above written.

SIROCCO ADVISORY SERVICES LIMITED By: _______________________________ Name: Title:	VANNESSA VENTURES LTD. By: _______________________________ Name: Title:

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Schedule 1

Consultant agrees to assist and advise Vannessa with the following:

a.

long term planning, including budget analysis.

b.

management and the board of directors of the Company's subsidiaries.

c.

the Company's finances, including relations and negotiations with banks, investment bankers and major suppliers.

d.

Relations and negotiations with the Company's auditors, legal counsel and other service providers.

e.

administration issues, including board and corporate governance.

f.

Investor relations and conferences.

g.

strategic decisions regarding potential acquisitions and business combinations.

h.

All other matters the Company's board of directors deems necessary, including the ongoing management and corporate governance of the Company.

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